September 23, 2010
BY EDGAR
Mr. Jay Ingram
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Re:	Revlon, Inc. Registration Statement on Form S-3 Filed September 3, 2010 File No. 333-169223
Dear Mr. Ingram:
          On behalf of Revlon, Inc. (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter of September 21, 2010 (the “Comment Letter”) relating to the Registration Statement on Form S-3 filed by the Company on September 3, 2010 (the “Registration Statement”).
          The headings and paragraph numbers of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. The Company is concurrently filing with the Commission Amendment No. 1 to the Registration Statement.
Undertakings, page II-2
1.	Please remove the undertaking contained in Item 512(a)(5)(ii) as it does not appear applicable to this offering.

     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement.
Exhibit 5.1
2.	Refer to the first sentence of the third to last paragraph. It is not appropriate to include language in the opinion that implies counsel may not be qualified to opine on the law of the state of incorporation. Please revise to eliminate the statement referring to admission in New York.
     In response to the Staff’s comment, we have revised Exhibit 5.1.
* * * * *

          If you have any questions or require any additional information, please telephone the undersigned at (212) 735-3497 or Dwight S. Yoo at (212) 735-2573.

Sincerely,
/s/ Stacy J. Kanter
Stacy J. Kanter

cc:	Robert K. Kretzman, Esq., Revlon, Inc. Dwight S. Yoo, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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